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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                             Form 20-F X  Form 40-F
                                      ---          ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes           No X
                                  ---          ---


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes           No X
                                  ---          ---

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes           No X
                                  ---          ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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   Endesa Gas Surpasses Half Million Customers in the Iberian Market

    NEW YORK--(BUSINESS WIRE)--Nov. 13, 2003--ENDESA (NYSE: ELE):

    -- ENDESA Gas reached 519,000 regulated gas customers in the Iberian market in September, a 10% increase over the previous year. The energy supplied through ENDESA's gas distribution grid in the Iberian market amounted to 4,360 GWh, an 8% more than previous year.

    -- Moreover, ENDESA supplied 4,718 GWh to the liberalized domestic market until September 2003. This is a 47% increase over the same period of 2002.

    Endesa Gas reached last September 519,000 regulated gas customers in the Iberian market, a 10% increase over the previous year.
    The energy supplied trough Endesa's gas distribution system in the Iberian market amounted to 4,360 GWh, an 8% increase over the previous year.
    Endesa Gas, 100% owned by ENDESA (NYSE: ELE), is the company that groups ENDESA's interest in gas distribution and supply businesses to regulated customers in Spain and Portugal.
    In the domestic market, Endesa Gas has presence in seven Autonomic Regions and has authorization to distribute piped gas in more than 150 locations. In September 2003, it reached 308,583 regulated gas users, which represents an energy volume over 2,744 GWh.
    It serves more than 200,000 customers in the Portuguese market and gas sales for the year exceed 1,615 GWh, which means a 12% and a 16% increase over the previous year.

                                                    CUSTOMERS    GWh
----------------------------------------------------------------------
NACIONAL (**)                                        308,583 2,744.72
----------------------------------------------------------------------
INTERNACIONAL (*)                                    211,330 1,615.23
----------------------------------------------------------------------
TOTAL ENDESA GAS                                     519,913 4,359.95
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    (*) Data as of August 31st 2003

    (**) Data as of September 30th 2003

    The consolidation of the gas companies integrated in Endesa Gas and the current situation of the gas sector in Spain offer attractive growth perspectives that could result in more than 715,000 regulated gas customers in the next five years.

    Distribution network

    During 2003 ENDESA built 243 km of pipeline, reaching 5,148 km of distribution network, an 8% increase compared to the previous year. The total investment amounted to Euro 23.92 million.

    ENDESA GAS NETWORK Iberian Market Graph Available Upon Request.

    For additional information please contact David Raya, North
America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es


    CONTACT: Endesa North America Investor Relations Office
             David Raya, 212-750-7200


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       ENDESA, S.A.

Dated: November 13th, 2003                  By: /s/ David Raya
                                               ---------------------------------
                                           Name:  David Raya
                                           Title: Manager of North America
                                                  Investor Relations